September 4, 2009

Mail Stop 4720

Lowell M. Fisher, Jr.
Chairman and Chief Executive Officer
Certified Diabetic Services, Inc.
Airport Woods Commerce Center
10061 Amberwood Road
Fort Myers, Florida 33913

Re: Certified Diabetic Services, Inc.
          Registration Statement on Form 10-12G/A, filed August 24, 2009
          File No. 000-53628

Dear Mr. Fisher:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A

General

1. We note that you have filed a request for confidential treatment of certain agreements filed as exhibits. We will issue comments on your confidential treatment request under separate cover.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

2. Please refer to your revised disclosure in response to our prior comment number two. The current disclosure states that you have identified eight major factors that are reasonable likely to impact your allowance account. Please revise your disclosure to explicitly state, if true that the scenarios provided represent reasonably likely changes.

3. It is unclear what changes were made to your disclosure in response to our prior comment number three. Please disaggregate your "provision prior year" to include a separate column disclosing the amount of changes in estimates of prior period contractual adjustments that you recorded during the current year.

Item 13. Financial Statements and Supplementary Data, page F-1

Report of Independent Registered Accounting Firm, page F-2

4. We note that your auditors included disclosure regarding your uncertainty to continue as a going concern. Please tell us what transpired that caused the auditors to conclude that there was substantial doubt now exists and why the auditor report date has not changed.

Note 7. Redeemable Preferred Stock, page F-25

5. We have considered your response to comment five but believe that your redeemable preferred stock is more akin to debt and thus the embedded derivative should be bifurcated and accounted for as a derivative for the following reasons:
   a. Although the redemption features are contingent in nature, it appears at least some of those terms such as a change in control may be outside the company's control and thus redemption would be considered mandatory.
   b. If the security is mandatorily redeemable, it appears the term of the security is not perpetual.
   c. The dividends are at a stated cumulative interest rate with payment terms.
   d. The conversion option includes a down-round provision which, based on EITF 07-5, would indicate that the feature is not indexed to your own stock and should be bifurcated and presented outside of equity provided that it meets all of the requirements for bifurcation in paragraph 12 of

Statement 133. Generally the presence of a feature such as a down-round provision would indicate that the entire embedded derivative would be bifurcated.

e. The determination of whether or not an event such as redemption is probable seems irrelevant since some of the events are outside the company's control. Per paragraph 4 of D-98, the possibility that any of the triggering events that is not solely within the control of the issuer could occur- without regard to probability- would require the security to be classified outside of permanent equity. In addition paragraph 15 of EITF 07-5 states that an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. Thus, if the terms are not fixed, the embedded derivative would be bifurcated and analyzed under SFAS 133.

f. It is not clear that liquidation preferences are relevant since presumably the company would go through bankruptcy prior to liquidation and such bankruptcy would trigger the mandatory redemption feature.

Please revise the financial statements to bifurcate the embedded derivative or explain to us why no revision is necessary.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Joseph A. Probasco, Esq.
        Bush Ross, P.A.
        1801 N. Highland Avenue
        Tampa, Florida 33602